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[JEFFERSON PILOT FINANCIAL LOGO]

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302

                         GUARANTEED DEATH BENEFIT RIDER

EFFECTIVE DATE -

This Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later effective date is shown above. In this rider, "we", "us", or "our" means the Jefferson Pilot Financial Insurance Company; "you" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of any application for this rider, we will provide the benefit described in this rider.

BENEFIT - We guarantee that the death benefit of the policy will be no less than the Specified Amount, regardless of the investment experience of the divisions within the Separate Account, provided that the cumulative minimum premium requirements have been satisfied.

This Rider has no loan value and no surrender value.

CUMULATIVE MINIMUM PREMIUM REQUIREMENT - On each monthly anniversary day, we will determine if the cumulative minimum premium requirement for this rider has been met. The cumulative minimum premium requirement is met provided that (a) is greater than or equal to (b), where:

(a) is the sum of all previous premium payments under the policy less any policy loans or withdrawals; and

(b) is the minimum premium, as shown on Page 3 of the policy, divided by twelve, multiplied by the number of completed policy months.

If this requirement has been met, the policy is guaranteed to remain in force during the next policy month. If this requirement is not met, we will notify you of the premium payments required in order to continue benefits under this rider. A grace period of 61 days will be provided. If the necessary premiums are not received during this grace period, this rider will terminate without value.

Any increase in the Specified Amount will require an increase in the minimum premium. The cumulative minimum premium requirement will be the sum of the minimum premium requirements for the Initial Specified Amount and each respective increase to the Specified Amount. The portion of the minimum premium associated with any increase in the Specified Amount will be based on the attained age of the Insured as of the date of increase.

MONTHLY DEDUCTION - The monthly deduction for this rider will be (a), multiplied by (b), divided by $1,000, where:

(a)   is the Specified Amount of the policy; and

(b)   is $0.01.

TERMINATION - This Rider will cease as soon as one of the following occurs:

(1) The cumulative minimum premium requirement remains unsatisfied at the end of the Grace Period.

(2)  The policy is surrendered, exchanged, or lapsed.

(3)  The Maturity Date of the policy is attained.

(4)  We receive a proper written request to terminate this rider.


/s/ David Stonecipher                                      /s/ Robert A Reed
Chief Executive Officer                                       Secretary

THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.